UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2011

COSTAMARE INC.
(Translation of registrant’s name into English)

60 Zephyrou Street & Syngrou Avenue 17564, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐          No     ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

99.1	Press Release Dated July 27, 2011: Costamare Inc. Reports Second Quarter 2011 Results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  July 27, 2011

COSTAMARE INC.

By:	/s/ Gregory G. Zikos
Name:	Gregory G. Zikos
Title:	Chief Financial Officer

Exhibit 99.1

COSTAMARE INC. REPORTS SECOND QUARTER 2011 RESULTS

Athens, Greece, July 27, 2011 – Costamare Inc. (“Costamare”) (NYSE: CMRE), today reported unaudited financial results for the second quarter and six months ended June 30, 2011.

Financial Highlights

•

Voyage revenues of $94.3 million and $180.3 million for the three and the six months ended June 30, 2011, respectively.

•

Voyage revenues adjusted on a cash basis of $101.8 million and $195.7 million for the three and the six months ended June 30, 2011, respectively.

•

Adjusted EBITDA of $65.8 million and $127.1 million for the three and the six months ended June 30, 2011, respectively.

•

Net income of $26.2 million or $0.43 per share and $44.1 million or $0.73 per share for the three and the six months ended June 30, 2011, respectively.

•

Adjusted Net Income of $26.9 million or $0.45 per share and $49.3 million or $0.82 per share for the three and six months ended June 30, 2011, respectively.

New Business Developments

•

The Company has agreed to purchase the 5,060 TEU capacity, 2003-built container vessel MSC Linzie (to be renamed MSC Romanos) from an unaffiliated third party. The acquisition cost will be $55.0 million and the vessel is expected to be delivered to the Company between August 15 and September 30, 2011.

The Company has entered into a time charter agreement with Mediterranean Shipping Company S.A. (“MSC”) for the employment of the vessel, commencing upon delivery, for a duration of approximately 63 months at a daily rate of $28,000. The acquisition is expected to be financed by cash from operations and the use of part of a currently committed undrawn credit line.

•

Entered into the following chartering agreements:

•

The time charter agreement with MSC for the 1988-built, 4,828 TEU c/v MSC Mykonos, has been extended as from July 14, 2011 until September 1, 2017, at a daily rate of $20,000.

•

The time charter agreement with MSC for the 1988-built, 4,828 TEU c/v MSC Mandraki, will be extended from November 2, 2011 until July 1, 2017, at a daily rate of $20,000.

•

The time charter agreement with Hapag-Lloyd for the 1987-built, 3,152 TEU c/v Akritas, will be extended from September 30, 2011 for 36 months, at a daily rate of $12,500.

•

On July 3, 2011, the 1990-built, 3,351 TEU c/v Rena, commenced a five-year time charter agreement with MSC at a daily rate of $15,000.

•

On July 19, 2011, the 1995-built, 1,162 TEU c/v Zagora commenced an eight month time charter agreement with MSC at a daily rate of $7,000.

•

Obtained a firm offer, subject to documentation but not subject to further credit approval, from a consortium of major European and US financial institutions for the financing arrangements for three out of the five newbuilding contracts entered into with Sungdong Shipbuilding & Marine Engineering Co., Ltd. in April 2011. Received indications of interest and is in advanced discussions with major financial institutions regarding the financing of the remaining two newbuilds.

Dividend Announcements

•

On July 11, 2011, the Board of Directors declared a dividend for the second quarter ended June 30, 2011, of $0.25 per share, payable on August 9, 2011 to stockholders of record at the close of trading of the Company's common stock on the New York Stock Exchange (the NYSE) on July 27, 2011. This was the third cash dividend we have declared since our initial public offering on November 4, 2010.

•

Management of the Company also announced that it will recommend to the Board of Directors that the Board approve an eight percent (8%) dividend increase, beginning with the third quarter 2011 dividend, raising the quarterly dividend from $0.25 to $0.27 per common share.

Mr. Gregory Zikos, CFO of Costamare Inc., commented:

“During the second quarter of the year the Company generated positive results in line with expectations.

“We have recently acquired one more second hand vessel backed by a favorable charter to a first class charterer and chartered five existing vessels with a TEU-average age of 22 years for an average period of 5 years at very attractive rates. In aggregate the new transactions will generate approximately $ 180 million of contracted revenues demonstrating the Company’s ability to employ profitably older vessels and realize high returns.

“These new business developments, together with our newbuilding and second hand acquisitions, have increased our dividend distribution capacity. Accordingly, we are pleased to announce that management will recommend to the Board of Directors an 8% dividend increase beginning with the third quarter of 2011.

“Our business model is focused on optionality; should we see a temporarily depressed market, we have the capacity to move fast and acquire cheap assets; if however, in the mid-to-long term, we have a healthy market, we will benefit from the re-chartering of the vessels coming out of charter over the next years, while we will keep looking for new opportunities.

“We remain committed to our goal of creating shareholder value by prudently growing our fleet and at the same time increasing our dividend consistent with our dividend policy.”

Financial Summary

	Six-month period ended June 30,		Three-month period ended June 30,
(Expressed in thousands of U.S. dollars, except share and per share amounts):	2010	2011	2010	2011
	(Unaudited)

Voyage revenue	$ 178,824	$ 180,279	$ 89,800	$94,318
Accrued charter revenue (1)	($ 18,412)	$ 15,442	($ 9,295)	$ 7,454
Voyage revenue adjusted on a cash basis (2)	$ 160,412	$ 195,721	$ 80,505	$ 101,772

Adjusted EBITDA (3)	$ 102,712	$ 127,107	$ 52,100	$ 65,801

Adjusted Net Income (3)	$ 30,638	$ 49,254	$ 16,138	$ 26,857
Weighted Average number of shares	47,000,000	60,300,000	47,000,000	60,300,000
Adjusted Earnings per share (3)	$ 0.65	$ 0.82	$ 0.34	$ 0.45

EBITDA (3)	$ 117,710	$ 121,972	$ 56,915	$ 65,115
Net Income	$ 45,636	$ 44,119	$ 20,953	$ 26,171
Weighted Average number of shares	47,000,000	60,300,000	47,000,000	60,300,000
Earnings per share	0.97	0.73	0.45	0.43

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis.

(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after cash changes in “Accrued charter revenue” deriving from escalating charter rates under which certain of our vessels operate. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles, or “GAAP.” We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates.  The increases or decreases in daily charter rates under our charter party agreements are described in the notes to the “Fleet List” below.

 (3) Adjusted net income, adjusted earnings per share, EBITDA and adjusted EBITDA are non-GAAP measures. Refer to the reconciliation of net income to adjusted net income and net income to EBITDA and adjusted EBITDA below.

Adjusted Net Income and Adjusted EBITDA

The Company reports its financial results in accordance with U.S. generally accepted accounting principles (GAAP). However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. Tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the six-month periods ended June 30, 2011 and June 30, 2010 and the three-month periods ended June 30, 2011 and June 30, 2010. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income, (iii) Adjusted earnings per share, (iv) EBITDA and (v) Adjusted EBITDA.

Reconciliation of Net Income to Adjusted Net Income

	Six-month period ended June 30,		Three-month period ended June 30,
(Expressed in thousands of U.S. dollars, except share and per share data)	2010	2011	2010	2011
	(Unaudited)
Net Income	$45,636	$44,119	$20,953	$26,171
Accrued charter revenue	(18,412)	15,442	(9,295)	7,454
Gain on sale of vessels	(7,853)	(10,771)	(5,558)	(10,771)
Realized (Gain) Loss on Euro/USD forward contracts	1,085	(802)	854	(797)
Gain (loss) on derivative instruments	10,182	69	9,184	4,800
Initial purchases of consumable stores for newly acquired vessels	-	1,197	-	-

Adjusted Net income	$30,638	$49,254	$16,138	$26,857
Adjusted Earnings per Share	$0.65	$0.82	$0.34	$0.45
Weighted average number of shares	47,000,000	60,300,000	47,000,000	60,300,000

Adjusted Net income and Adjusted Earnings per Share represent net income before gain/(loss) on sale of vessels, non-cash changes in fair value of derivatives, non-cash changes in “Accrued charter revenue” deriving from escalating charter rates under which certain of our vessels operate and the cash of partial purchases of consumable stores for newly acquired vessels. “Accrued charter revenue” is attributed to the time difference between the revenue recognition and the cash collection. However, Adjusted Net income and Adjusted Earnings per Share are not recognized measurements under U.S. generally accepted accounting principles, or “GAAP.” We believe that the presentation of Adjusted Net income and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net income and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net income and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net income and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net income and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net income and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

Reconciliation of Net Income to Adjusted EBITDA

	Six-month period ended June 30,		Three-month period ended June 30,
(Expressed in thousands of U.S.dollars)	2010	2011	2010	2011
	(Unaudited)

Net Income	$45,636	$44,119	$20,953	$26,171
Interest and finance costs	34,184	36,106	16,513	17,362
Interest income	(636)	(309)	(226)	(118)
Depreciation	34,447	38,013	17,588	19,568
Amortization of dry-docking and special survey costs	4,079	4,043	2,087	2,132
EBITDA	117,710	121,972	56,915	65,115
Accrued charter revenue	(18,412)	15,442	(9,295)	7,454
Gain on sale of vessels	(7,853)	(10,771)	(5,558)	(10,771)
Realized (Gain) Loss on Euro/USD forward contracts	1,085	(802)	854	(797)
Gain (loss) on derivative instruments	10,182	69	9,184	4,800
Initial purchases of consumable stores for newly acquired vessels	-	1,197	-	-
Adjusted EBITDA	$102,712	$127,107	$52,100	$65,801

EBITDA represents net income before interest and finance costs, interest income, depreciation and amortization of deferred dry-docking & special survey costs.  Adjusted EBITDA represents net income before interest and finance costs, interest income, depreciation, amortization of deferred dry-docking & special survey costs, gain/(loss) on sale of vessels, non-cash changes in fair value of derivatives, non-cash changes in “Accrued charter revenue” deriving from escalating charter rates under which certain of our vessels operate and the cash of partial purchases of consumable stores for newly acquired vessels. “Accrued charter revenue” is attributed to the time difference between the revenue recognition and the cash collection. However, EBITDA and Adjusted EBITDA are not recognized measurements under U.S. generally accepted accounting principles, or “GAAP.” We believe that the presentation of EBITDA and Adjusted EBITDA are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that EBITDA and Adjusted EBITDA are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that EBITDA and Adjusted EBITDA are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of EBITDA and Adjusted EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating EBITDA and Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of EBITDA and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

Note: Items to consider for comparability include gains and charges. Gains positively impacting net income are reflected as deductions to net income. Charges negatively impacting net income are reflected as increases to net income.

Results of Operations

Three-month period ended June 30, 2011 compared to the three-month period ended June 30, 2010

During the three-month periods ended June 30, 2011 and 2010, we had an average of 48.7 and 42.8 vessels, respectively, in our fleet. In the three-month period ended June 30, 2011 we sold three second-hand vessels with an aggregate TEU capacity of 4,914.  In the three-month period ended June 30, 2010, we sold two vessels with an aggregate TEU capacity of 6,588. In the three-month period ended June 30, 2011 and 2010, our fleet ownership days totaled 4,432 and 3,893 days, respectively. Ownership days are the primary driver of voyage revenue and vessels operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

(Expressed in millions of U.S. dollars, except percentages)	Three-month period ended June 30,		Change	Percentage Change
	2010	2011

Voyage revenue	$89.8	$94.3	$4.5	5.0%
Voyage expenses	(0.6)	(1.4)	0.8	133.3%
Voyage expenses – related parties	-	(0.7)	0.7	-
Vessels operating expenses	(26.0)	(28.2)	2.2	8.5%
General and administrative expenses	(0.1)	(1.3)	1.2	1,200.0%
Management fees – related parties	(2.7)	(4.0)	1.3	48.1%
Amortization of dry-docking and special survey costs	(2.1)	(2.1)	-	-
Depreciation	(17.6)	(19.6)	2.0	11.4%
Gain on sale of vessels	5.6	10.8	5.2	92.9%
Foreign exchange gains / (losses)	(0.1)	-	(0.1)	(100.0%)
Interest income	0.3	0.1	(0.2)	(66.7%)
Interest and finance costs	(16.5)	(17.4)	0.9	5.5%
Other	0.2	0.5	0.3	150.0%
Gain (loss) on derivative instruments	(9.2)	(4.8)	$(4.4)	(47.8%)
Net Income	$21.0	$26.2	5.2	24.8%

(Expressed in millions of U.S. dollars, except percentages)	Three-month period ended June 30,		Change	Percentage Change
	2010	2011

Voyage revenue	$89.8	$94.3	$4.5	5.0%
Accrued charter revenue	(9.3)	7.5	(16.8)	(180.6%)
Voyage revenue adjusted on a cash basis	$80.5	$101.8	$21.3	26.5%

Fleet operational data	Three-month period ended June 30,			Percentage Change
	2010	2011	Change

Average number of vessels	42.8	48.7	5.9	13.8%
Ownership days	3,893	4,432	539	13.8%
Number of vessels underwent dry-dock during the periods	2	1	(1)

Voyage Revenue

Voyage revenue increased by 5.0%, or $4.5 million, to $94.3 million during the three-month period ended June 30, 2011, from $89.8 million during the three-month period ended June 30, 2010. This increase is due mainly to increased average number of vessels of our fleet during the three-month period ended June 30, 2011, compared to the three-month period ended June 30, 2010. Voyage revenues adjusted on a cash basis, increased by 26.5%, or $21.3 million, to $101.8 million during the three-month period ended June 30, 2011, from $80.5 million during the three-month period ended June 30, 2010. The increase is attributable to increased charter rates received in accordance with certain escalation clauses of our charters, as well as to the increased ownership days of our fleet during the three-month period ended June 30, 2011, compared to the three-month period ended June 30, 2010.

Voyage Expenses

Voyage expenses increased by 133.3%, or $0.8 million, to $1.4 million during the three-month period ended June 30, 2011, from $0.6 million during the three-month period ended June 30, 2010. The increase was primarily attributable to (i) the off-hire expenses, mainly relating to bunkers consumption of the three vessels sold in the three-month period ended June 30, 2011, on their way to their scrap buyers and (ii) the third party commissions charged to us in the three-month period ended June 30, 2011 compared to the three-month period ended June 30, 2010.

Voyage Expenses – related parties

Voyage expenses – related parties in the amount of $0.7 million represent fees of 0.75% on voyage revenues charged to us by Costamare Shipping Company S.A. as provided under our management agreement signed on November 4, 2010 (initial public offering completion date).

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain (loss) under derivative contracts entered into in relation to foreign currency exposure, increased by 8.5%, or $2.2 million, to $28.2 million during the three-month period ended June 30, 2011, from $26.0 million during the three-month period ended June 30, 2010. The increase is attributable to the increase of 13.8% of the ownership days of our fleet partly offset by more efficient logistics achieved in the three-month period ended June 30, 2011, compared to the three-month period ended June 30, 2010.

General and Administrative Expenses

General and administrative expenses increased by 1,200.0%, or $1.2 million, to $1.3 million during the three-month period ended June 30, 2011, from $0.1 million during the three-month period ended June 30, 2010.  The increase in the three-month period ended June 30, 2011 was mainly attributable to increased public-company related expenses charged to us (i.e. legal, audit, public relations and Directors & Officers insurance) compared to the three-month period ended June 30, 2010, when the Company was private, including $0.25 million for the services of the Company’s officers in aggregate charged to us by Costamare Shipping Company S.A. as provided under our management agreement signed on November 4, 2010.

Management Fees – related parties

Management fees paid to our managers increased by 48.1%, or $1.3 million, to $4.0 million during the three-month period ended June 30, 2011, from $2.7 million during the three-month period ended June 30, 2010. The increase was attributable to the new daily management fee charged by our managers subsequent to the completion of our initial public offering on November 4, 2010 and to the increased fleet ownership days for the three-month period ended June 30, 2011, compared to the three-month period ended June 30, 2010.

Amortization of Dry-docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs was $2.1 million for the three-month period ended June 30, 2011, and for the three-month period ended June 30, 2010. During the three-month period ended June 30, 2011, one vessel underwent her special survey and three vessels  underwent their special survey during the cut-off period between the first and the second quarter of 2011. During the three-month period ended June 30, 2010, two vessels underwent their special survey and three vessels underwent their special survey during the cut-off period between the first and second quarter 2010.

Depreciation

Depreciation expense increased by 11.4%, or $2.0 million, to $19.6 million during the three-month period ended June 30, 2011, from $17.6 million during the three-month period ended June 30, 2010. The increase was primarily attributable to the depreciation expense charged for the two container vessels that were delivered to us in November 2010 and to the eight container vessels that were delivered to us during the three-month period ended March 31, 2011. The three vessels that were sold during the three-month period ended June 30, 2011, were fully depreciated as of the date of their disposal. The vessel MSC Mexico, which was sold in the three-month period ended June 30, 2010, was fully depreciated as of the date of her disposal.

Gain on Sale of Vessels

In the three-month period ended June 30, 2011, we recorded a gain of $10.8 million from the sale of vessels MSC Sierra, MSC Namibia and MSC Sudan. In the three-month period ended June 30, 2010, we recorded a gain of $5.6 million from the sale of vessels MSC Toba and MSC Mexico.

Foreign Exchange Gains / (Losses)

Foreign exchange gains were $nil during the three-month period ended June 30, 2011, compared to losses of $0.1 million during the three-month period ended June 30, 2010, representing a change of $0.1 million resulting from favorable currency exchange rate movements between the U.S. dollar and the Euro.

Interest Income

During the three-month period ended June 30, 2011, interest income decreased by 66.7%, or $0.2 million, to $0.1 million, from $0.3 million during the three-month period ended June 30, 2010.  The change in interest income was mainly due to the decreased interest rates on our cash deposits in interest bearing accounts during the three-month period ended June 30, 2011, compared to the three month-period ended June 30, 2010.

Interest and Finance Costs

Interest and finance costs increased by 5.5%, or $0.9 million, to $17.4 million during the three-month period ended June 30, 2011, from $16.5 million during the three-month period ended June 30, 2010. The increase is partly attributable to increased financing costs and commitment fees charged to us mainly in relation to new credit facilities we entered into, in connection with our new building program.

Gain (Loss) on Derivative Instruments

The fair value of our 16 interest rate swaps which were outstanding as of June 30, 2011, equates to the amount that would be paid by us or to us should those instruments be terminated. As of June 30, 2011, the fair value of these 16 interest rate swaps in aggregate amounted to a liability of $115.9 million. Fifteen of the 16 interest rate derivative instruments that were outstanding as at June 30, 2011, qualified for hedge accounting and the effective portion in the change of their fair value is recorded in “Other comprehensive loss” in stockholders’ equity.  For the three-month period ended June 30, 2011, a loss of $15.6 million has been included in “Other comprehensive loss” in stockholders’ equity and a loss of $4.5 million has been included in “Gain (loss) on derivative instruments” in the consolidated statement of income, resulting from the fair market value change of the interest rate swaps during the three-month period ended June 30, 2011.

Cash Flows

Three-month period ended June 30, 2011 and June 30, 2010

Condensed cash flows	Three-month period ended June 30,
(Expressed in millions of U.S. dollars)	2010	2011
Net Cash Provided by Operating Activities	$ 27.3	$ 43.7
Net Cash Used in Investing Activities	($ 14.3)	($ 36.6)
Net Cash Provided By (Used in) Financing Activities	($ 28.7)	$ 57.1

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the three-month period ended June 30, 2011, increased by $16.4 million to $43.7 million, compared to $27.3 million for the three-month period ended June 30, 2010.  The increase was primarily attributable to (a) increased cash from operations of $21.3 million deriving from escalating charter rates and (b) to decreased dry-docking payments of $4.3 million, which were partly offset by the unfavorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis) of $1.9 million.

Net Cash Used in Investing Activities

Net cash used in investing activities was $36.6 million in the three-month period ended June 30, 2011, which consists of (i) $49.3 million advance payments for the construction and purchase of five newbuild vessels and (ii) $12.7 million we received from the sale of three vessels.

Net cash used in investing activities was $14.3 million in the three-month period ended June 30, 2010, which consists of (i) $26.6 million in payments to the shipyard for the construction cost of Hyundai Navarino and (ii) $12.3 million in aggregate we received from the sale of vessel MSC Toba and MSC Mexico.

Net Cash Provided By (Used in) Financing Activities

Net cash provided by financing activities was $57.1 million in the three-month period ended June 30, 2011, which mainly consists of (i) $29.9 million of indebtedness that we repaid, (ii) $107.6 million we drew down from two of our credit facilities, (iii) $15.1 million we paid for dividends to our stockholders for the first quarter of the year 2011.

Net cash used in financing activities was $28.7 million in the three-month period ended June 30, 2010, which mainly consists of $24.7 million of indebtedness that we repaid.

Results of Operations

Six-month period ended June 30, 2011 compared to the six-month period ended June 30, 2010

During the six-month periods ended June 30, 2011 and 2010, we had an average of 47.1 and 42.9 vessels, respectively, in our fleet. In the six-month period ended June 30, 2011, we accepted delivery of eight second-hand vessels with an aggregate TEU capacity of 17,458 and we sold three second-hand vessels with an aggregate TEU capacity of 4,914.  In the six-month period ended June 30, 2010, we acquired the vessel Hyundai Navarino with a TEU capacity of 8,531 and we sold three vessels with an aggregate TEU capacity of 9,300. In the six-month period ended June 30, 2011 and 2010, our fleet ownership days totaled 8,531 and 7,767 days, respectively. Ownership days are the primary driver of voyage revenue and vessels operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

(Expressed in millions of U.S. dollars, except percentages)	Six-month period ended June 30,		Change	Percentage Change
	2010	2011

Voyage revenue	$178.8	$180.3	$1.5	0.8%
Voyage expenses	(1.0)	(2.5)	1.5	150.0%
Voyage expenses – related parties	-	(1.4)	1.4	-
Vessels operating expenses	(51.8)	(55.7)	3.9	7.5%
General and administrative expenses	(0.7)	(2.6)	1.9	271.4%
Management fees – related parties	(5.5)	(7.5)	2.0	36.4%
Amortization of dry-docking and special survey costs	(4.1)	(4.0)	(0.1)	(2.4%)
Depreciation	(34.4)	(38.0)	3.6	10.5%
Gain on sale of vessels	7.9	10.8	2.9	36.7%
Foreign exchange gains / (losses)	(0.1)	0.1	(0.2)	(200.0%)
Interest income	0.6	0.3	(0.3)	(50.0%)
Interest and finance costs	(34.2)	(36.1)	1.9	5.6%
Other	0.3	0.5	0.2	66.7%
Gain (loss) on derivative instruments	(10.2)	(0.1)	$(10.1)	(99.0%)
Net Income	$45.6	$44.1	(1.5)	(3.3%)

(Expressed in millions of U.S. dollars, except percentages)	Six-month period ended June 30,		Change	Percentage Change
	2010	2011

Voyage revenue	$178.8	$180.3	$1.5	0.8%
Accrued charter revenue	(18.4)	15.4	(33.8)	(183.7%)
Voyage revenue adjusted on a cash basis	$160.4	$195.7	$35.3	22.0%

Fleet operational data	Six-month period ended June 30,			Percentage Change
	2010	2011	Change

Average number of vessels	42.9	47.1	4.2	9.8%
Ownership days	7,767	8,531	764	9.8%
Number of vessels under dry-docking	7	8	1

Voyage Revenue

Voyage revenue increased by 0.8%, or $1.5 million, to $180.3 million during the six-month period ended June 30, 2011, from $178.8 million during the six-month period ended June 30, 2010. This increase is due mainly to increased average number of vessels of our fleet during the six-month period ended June 30, 2011, compared to the six-month period ended June 30, 2010. Voyage revenues adjusted on a cash basis, increased by 22.0%, or $35.3 million, to $195.7 million during the six-month period ended June 30, 2011, from $160.4 million during the six-month period ended June 30, 2010. The increase is attributable to increased charter rates received in accordance with certain escalation clauses of our charters, as well as to the increased ownership days of our fleet during the six-month period ended June 30, 2011, compared to the six-month period ended June 30, 2010.

Voyage Expenses

Voyage expenses increased by 150.0%, or $1.5 million, to $2.5 million during the six-month period ended June 30, 2011, from $1.0 million during the six-month period ended June 30, 2010. The increase was primarily attributable to (i) the off-hire expenses in relation to a total of eight vessels that underwent their special survey during the six-month period ended June 30, 2011, (ii) the off-hire expenses, mainly to bunkers consumption, of the eight container vessels which were delivered to us by their sellers in the six-month period ended June 30, 2011 and the three vessels sold in the six-month period ended June 30, 2011,  and (iii) the third party commissions charged to us in the six-month period ended June 30, 2011 compared to the six-month period ended June 30, 2010.

Voyage Expenses – related parties

Voyage expenses – related parties in the amount of $1.4 million represent fees of 0.75% on voyage revenues charged to us by Costamare Shipping Company S.A. as provided under our management agreement signed on November 4, 2010.

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain (loss) under derivative contracts entered into in relation to foreign currency exposure, increased by 7.5%, or $3.9 million, to $55.7 million during the six-month period ended June 30, 2011, from $51.8 million during the six-month period ended June 30, 2010. The increase is attributable to the increase of 9.8% of the ownership days of our fleet partly offset by more efficient logistics achieved in the six-month period ended June 30, 2011 compared to the six-month period ended June 30, 2010.

General and Administrative Expenses

General and administrative expenses increased by 271.4%, or $1.9 million, to $2.6 million during the six-month period ended June 30, 2011, from $0.7 million during the six-month period ended June 30, 2010.  The increase in the six-month period ended June 30, 2011 was mainly attributable to increased public-company related expenses charged to us (i.e. legal, audit, public relations and Directors & Officers insurance) compared to the six-month period ended June 30, 2010 (when the Company was private), including $0.5 million for the services of the Company’s officers in aggregate charged to us by Costamare Shipping Company S.A. as provided under our management agreement signed on November 4, 2010.

Management Fees – related parties

Management fees paid to our managers increased by 36.4%, or $2.0 million, to $7.5 million during the six-month period ended June 30, 2011, from $5.5 million during the six-month period ended June 30, 2010. The increase was attributable to the new daily management fee charged by our managers subsequent to the completion of our initial public offering on November 4, 2010 and to the increased fleet ownership days for the six-month period ended June 30, 2011, compared to the six-month period ended June 30, 2010.

Amortization of Dry-docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs decreased by 2.4%, or $0.1 million, to $4.0 million during the six-month period ended June 30, 2011, from $4.1 million during the six-month period ended June 30, 2010. During the six-month period ended June 30, 2011, eight vessels underwent their dry-docking. During the six-month period ended June 30, 2010, seven vessels underwent their dry-docking.

Depreciation

Depreciation expense increased by 10.5%, or $3.6 million, to $38.0 million during the six-month period ended June 30, 2011, from $34.4 million during the six-month period ended June 30, 2010. The increase was primarily attributable to the depreciation expense charged for the two container vessels that were delivered to us in November 2010 and to the eight container vessels that were delivered to us during the three-month period ended March 31, 2011. The three vessels that were sold during the six-month period ended June 30, 2011 were fully depreciated as of the date of their disposal. The vessels MSC Mexico and MSC Germany, which were sold in the six-month period ended June 30, 2010 were fully depreciated as of the date of their disposal.

Gain on Sale of Vessels

In the six-month period ended June 30, 2011, we recorded a gain of $10.8 million from the sale of vessels MSC Sierra, MSC Namibia and MSC Sudan. In the six-month period ended June 30, 2010, we recorded a gain of $7.9 million from the sale of the vessels MSC Germany, MSC Toba and MSC Mexico.

Foreign Exchange Gains / (Losses)

Foreign exchange gains were $0.1 million during the six-month period ended June 30, 2011, compared to losses of $0.1 million during the six-month period ended June 30, 2010, representing a change of $0.2 million resulting from favorable currency exchange rate movements between the U.S. dollar and the Euro.

Interest Income

During the six-month period ended June 30, 2011, interest income decreased by 50.0%, or $0.3 million, to $0.3 million, from $0.6 million during the six-month period ended June 30, 2010.  The change in interest income was mainly due to the decreased interest rates on our cash deposits in interest bearing accounts during the six-month period ended June 30, 2011, compared to the six-month period ended June 30, 2010.

Interest and Finance Costs

Interest and finance costs increased by 5.6%, or $1.9 million, to $36.1 million during the six-month period ended June 30, 2011, from $34.2 million during the six-month period ended June 30, 2010. The increase is partly attributable to increased financing costs and commitment fees charged to us mainly in relation to new credit facilities we entered into with regards to our new building program.

Gain (Loss) on Derivative Instruments

The fair value of our 16 interest rate swaps which were outstanding as of June 30, 2011, equates to the amount that would be paid by us or to us should those instruments be terminated. As of June 30, 2011, the fair value of these 16 interest rate swaps in aggregate amounted to a liability of $115.9 million. Fifteen of the 16 interest rate derivative instruments that were outstanding as at June 30, 2011, qualified for hedge accounting and the effective portion in the change of their fair value is recorded in “Other comprehensive loss” in stockholders’ equity.  For the six-month period ended June 30, 2011, a loss of $6.3 million has been included in “Other comprehensive loss” in stockholders’ equity and a loss of $1.7 million has been included in “Gain (loss) on derivative instruments” in the consolidated statement of income, resulting from the fair market value change of the interest rate swaps during the six-month period ended June 30, 2011.

Cash Flows

Six-month period ended June 30, 2011 and June 30, 2010

Condensed cash flows	Three-month period ended June 30,
(Expressed in millions of U.S. dollars)	2010	2011
Net Cash Provided by Operating Activities	$56.0	$83.1
Net Cash Used in Investing Activities	($9.2)	($195.5)
Net Cash Provided By (Used in) Financing Activities	($56.7)	$22.3

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the six-month period ended June 30, 2011 increased by $27.1 million to $83.1 million, compared to $56.0 million for the six-month period ended June 30, 2010.  The increase was primarily attributable to (i) increased cash from operations of $35.3 million deriving from escalating charter rates and the cash contributed by the eight vessels we acquired during the period, (ii) favorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis) of $1.5 million and (iii) decreased dry-docking payments of $2.6 million.

Net Cash Used in Investing Activities

Net cash used in investing activities was $195.5 million in the six-month period ended June 30, 2011, which consists of (i) $145.8 million advance payments for the construction and purchase of five newbuild vessels, (ii) $74.8 million in payments for the acquisition of eight second-hand vessels, (iii) $19.0 million we received for the sale of three vessels and (iv) $6.1 million we received from the sale of governmental bonds.

Net cash used in investing activities was $9.2 million in the six-month period ended June 30, 2010, which consists of (i) $28.3 million in payments to the shipyard for the construction cost of Hyundai Navarino and (ii) $19.1 million we received from the sale of three vessels.

Net Cash Provided By (Used in) Financing Activities

Net cash provided by financing activities was $22.3 million in the six-month period ended June 30, 2011, which mainly consists of (i) $49.3 million of indebtedness that we repaid, (ii) $107.6 million we drew down from two of our credit facilities and (iii) $30.2 million, in aggregate, we paid for dividends to our stockholders for the fourth quarter of the year 2010 and the first quarter of the year 2011.

Net cash used in financing activities was $56.7 million in the six-month period ended June 30, 2010, which mainly consists of (i) $44.1 million of indebtedness that we repaid and (ii) $10.0 million we paid for dividends to our stockholders.

Liquidity and Capital Expenditures

Cash and cash equivalents

As of June 30, 2011, we had a total cash liquidity of $114.4 million, consisting of cash, cash equivalents and restricted cash.

Undrawn Credit Lines

As of June 30, 2011 we had a total of undrawn credit lines of $120.0 million.

As of July 22, 2011, we had $120.0 million in an undrawn credit line.

Debt-free vessels

As of July 22, 2011, the following vessels are free of debt:

Unencumbered Vessels in the water

(refer to fleet list in page 14 for full charter details)

Vessel Name	Year Built	TEU Capacity
HYUNDAI NAVARINO	2010	8,531
SEALAND MICHIGAN	2000	6,648
MSC AUSTRIA	1984	3,584
KARMEN	1991	3,351
RENA	1990	3,351
MARINA	1992	3,351
KONSTANTINA	1992	3,351
AKRITAS	1987	3,152
MSC CHALLENGER	1986	2,633
MSC SUDAN II	1992	2,024
MSC NAMIBIA II	1991	2,023
MSC SIERRA II	1991	2,023
MSC PYLOS	1991	2,020
PROSPER	1996	1,504
MSC TUSCANY	1978	1,468
MSC FADO	1978	1,181
ZAGORA	1995	1,162
HORIZON	1991	1,068

Capital commitments

As of July 22, 2011, we had outstanding commitments relating to our contracted newbuilds aggregating $810.7 million payable in installments until the vessels are delivered. In addition we had $49.5 million outstanding commitment relating to the acquisition of the second-hand vessel MSC Romanos payable in full upon delivery of the vessel.

Conference Call details

On Thursday, July 28, 2011 at 8:30 a.m. EDT, Costamare's management team will hold a conference call to discuss the financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) (0) 1452 542 301 (from outside the US). Please quote "Costamare."

A replay of the conference call will be available until August 4, 2011. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 25306424#

Live webcast

There will also be a simultaneous live webcast over the Internet, through the Costamare Inc. website (www.costamare.com) under the "Investors" section. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Costamare Inc.

Costamare Inc. is one of the world's leading owners and providers of containerships for charter. Costamare Inc. has more than 36 years of history in the international shipping industry and a fleet of 59 containerships, with a total capacity of approximately 325,000 TEU, including 10 newbuilds on order aggregating approximately 89,000 TEU. Costamare Inc.’s common shares trade on The New York Stock Exchange under the symbol “CMRE.”

Forward-Looking Statements

This earnings release contains “forward-looking statements.” In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions. These statements are not historical facts but instead represent only Costamare’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of Costamare’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in Costamare Inc.’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors.”

Contacts

Company Contact:
Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development
Costamare Inc., Athens, Greece
Tel: (+30) 210-949-0050
Email: ir@costamare.com

www.costamare.com

Investor Relations Advisor/ Media Contact:
Nicolas Bornozis - President
Capital Link, Inc.
230 Park Avenue, Suite 1536
Tel: 212-661-7566
Email: costamare@capitallink.com

Fleet List

The tables below provide additional information, as of July 22, 2011, about our fleet of 59 containerships. Each vessel is a cellular containership, meaning it is a dedicated container vessel.

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Time Charter Term(1)	Current Daily Charter Hire (U.S. dollars)	Expiration of Charter(1)	Average Daily Charter Rate Until Earliest Expiry of Charter (U.S. dollars)(2)
1	COSCO GUANGZHOU	COSCO	2006	9,469	12 years	36,400	December 2017	36,400
2	COSCO NINGBO	COSCO	2006	9,469	12 years	36,400	January 2018	36,400
3	COSCO YANTIAN	COSCO	2006	9,469	12 years	36,400	February 2018	36,400
4	COSCO BEIJING	COSCO	2006	9,469	12 years	36,400	April 2018	36,400
5	COSCO HELLAS	COSCO	2006	9,469	12 years	32,400(3)	May 2018	37,514
6	HYUNDAI NAVARINO	HMM	2010	8,531	1.2 years	44,000	March 2012	44,000
7	MAERSK KAWASAKI(i)	A.P. Moller-Maersk	1997	7,403	10 years	37,000	December 2017	37,000
8	MAERSK KURE(i)	A.P. Moller-Maersk	1996	7,403	10 years	37,000	December 2017	37,000
9	MAERSK KOKURA(i)	A.P. Moller-Maersk	1997	7,403	10 years	37,000	February 2018	37,000
10	SEALAND NEW YORK	A.P. Moller-Maersk	2000	6,648	11 years	34,875(4)	March 2018	28,203
11	MAERSK KOBE	A.P. Moller-Maersk	2000	6,648	11 years	42,679(5)	May 2018	31,636
12	SEALAND WASHINGTON	A.P. Moller-Maersk	2000	6,648	11 years	34,875(6)	June 2018	28,296
13	SEALAND MICHIGAN	A.P. Moller-Maersk	2000	6,648	11 years	29,875(7)	August 2018	26,049
14	SEALAND ILLINOIS	A.P. Moller-Maersk	2000	6,648	11 years	34,875(8)	October 2018	28,376
15	MAERSK KOLKATA	A.P. Moller-Maersk	2003	6,644	11 years	42,990(9)	November 2019	33,014
16	MAERSK KINGSTON	A.P. Moller-Maersk	2003	6,644	11 years	42,961(10)	February 2020	33,183
17	MAERSK KALAMATA	A.P. Moller-Maersk	2003	6,644	11 years	42,918(11)	April 2020	33,232
18	MSC ROMANOS(ii)	MSC	2003	5,060	5.3 years	28,000	November 2016	28,000
19	ZIM NEW YORK	ZIM	2002	4,992	10 years	18,189(12)	July 2012	36,762
20	ZIM SHANGHAI	ZIM	2002	4,992	10 years	18,189(13)	August 2012	35,111
21	ZIM PIRAEUS(iii)	ZIM	2004	4,992	10 years	20,013(14)	March 2014	25,496
22	OAKLAND EXPRESS	Hapag Lloyd	2000	4,890	8 years	35,000(15)	September 2016	30,889
23	NEW YORK EXPRESS	Hapag Lloyd	2000	4,890	8 years	35,000(15)	October 2016	30,879
24	SINGAPORE EXPRESS	Hapag Lloyd	2000	4,890	8 years	35,000(15)	July 2016	30,901
25	MSC MANDRAKI	MSC	1988	4,828	7.8 years	22,200(16)	July 2017	20,103
26	MSC MYKONOS	MSC	1988	4,828	8.2 years	20,000	September 2017	20,000
27	MSC ANTWERP	MSC	1993	3,883	4.3 years	17,500	August 2013	17,500
28	MSC WASHINGTON	MSC	1984	3,876	3.2 years	20,000(17)	February 2013	17,929
29	MSC KYOTO	MSC	1981	3,876	3.1 years	20,000(18)	June 2013	17,857
30	MSC AUSTRIA	MSC	1984	3,584	3.7 years	21,100(19)	November 2012	18,566
31	KARMEN	Sea Consortium	1991	3,351	1 year	19,400	April 2012	19,400
32	RENA	MSC	1990	3,351	5 years	15,000	June 2016	15,000
33	MARINA	PO Hainan	1992	3,351	1 year	18,000	March 2012	18,000
34	KONSTANTINA	Sea Consortium	1992	3,351	0.7 years	17,400	February 2012	17,400
35	AKRITAS	Hapag Lloyd	1987	3,152	4 years	11,000(20)	August 2014	12,408
36	GARDEN(iv)	Evergreen	1984	2,922	5 years	15,200	November 2012	15,200
37	GENIUS I(iv)	Evergreen	1984	2,922	3.3 years	15,200	November 2012	15,200
38	GATHER(iv)	Evergreen	1984	2,922	5 years	15,200	November 2012	15,200
39	GIFTED(v)	Evergreen	1984	2,922	2.4 years	15,700	December 2011	15,700
40	MSC CHALLENGER	MSC	1986	2,633	2 years	10,000	September 2012	10,000
41	MSC SUDAN II	MSC	1992	2,024	3 years	14,000(21)	June 2012	12,029
42	MSC NAMIBIA II	MSC	1991	2,023	4.8 years	14,000(22)	July 2012	12,566
43	MSC SIERRA II	MSC	1991	2,023	3.7 years	14,000(23)	May 2012	12,572
44	MSC PYLOS	MSC	1991	2,020	1 year	9,200	January 2012	9,200
45	PROSPER	TS Lines	1996	1,504	1 year	10,500	March 2012	10,500
46	MSC TUSCANY	MSC	1978	1,468	1.9 years	7,920	August 2012	7,920
47	MSC FADO	MSC	1978	1,181	2 years	7,400	May 2012	7,400
48	ZAGORA	MSC	1995	1,162	0.7 years	7,000	March 2012	7,000
49	HORIZON	OACL	1991	1,068	7.1 years	10,050	April 2012	10,050

Newbuilds

Vessel Name		Shipyard	Charterer	Expected Delivery	Approximate Capacity (TEU)
1	Hull S4010	Sungdong Shipbuilding	MSC	4th Quarter 2012	9,000
2	Hull S4011	Sungdong Shipbuilding	MSC	4th Quarter 2012	9,000
3	Hull S4020	Sungdong Shipbuilding	Evergreen	1st Quarter 2013	8,800
4	Hull S4021	Sungdong Shipbuilding	Evergreen	1st Quarter 2013	8,800
5	Hull S4022	Sungdong Shipbuilding	Evergreen	2nd Quarter 2013	8,800
6	Hull S4023	Sungdong Shipbuilding	Evergreen	2nd Quarter 2013	8,800
7	Hull S4024	Sungdong Shipbuilding	Evergreen	3rd Quarter 2013	8,800
8	H1068A	Jiangnan Changxing	MSC	November 2013	9,000
9	H1069A	Jiangnan Changxing	MSC	December 2013	9,000
10	H1070A	Jiangnan Changxing	MSC	January 2014	9,000

(1)

Charter terms and expiration dates are based on the earliest date charters could expire.

(2)

This average rate is calculated based on contracted charter rates for the days remaining between July 22, 2011 and the earliest expiration of each charter. Certain of our charter rates change until their earliest expiration dates, as indicated in the footnotes below.

(3)

This charter rate escalates on August 31, 2011 to $37,596 per day until the earliest redelivery date.

(4)

This charter rate changes on January 1, 2012 to $30,375 and on May 8, 2014 to $26,100 per day until the earliest redelivery date.

(5)

This charter rate changes on January 1, 2012 to $38,179 per day and on June 30, 2014 to $26,100 per day until the earliest redelivery date.

(6)

This charter rate changes on January 1, 2012 to $30,375 and on August 24, 2014 to $26,100 per day until the earliest redelivery date.

(7)

This charter rate changes on January 1, 2012 to $25,375 per day and on October 20, 2014 to $26,100 per day until the earliest redelivery date.

(8)

This charter rate changes on January 1, 2012 to $30,375 per day and on December 4, 2014 to $26,100 per day until the earliest redelivery date.

(9)

This charter rate changes on January 1, 2012 to $38,490 per day and on January 13, 2016 to $26,100 per day until the earliest redelivery date.

(10)

This charter rate changes on January 1, 2012 to $38,461 per day and on April 28, 2016 to $26,100 per day until the earliest redelivery date.

(11)

This charter rate changes on January 1, 2012 to $38,418 per day and on June 11, 2016 to $26,100 per day until the earliest redelivery date.

(12)

This charter rate changes on January 1, 2012 to $16,205 per day and on July 1, 2012 to $23,150 per day until the earliest redelivery date. In addition, if the charterer does not exercise its unilateral option to extend the term, the charterer is required to make a one-time payment at the earliest redelivery of approximately $6.9 million.

(13)

This charter rate changes on January 1, 2012 to $16,205 per day and on July 1, 2012 to $23,150 per day until the earliest redelivery date. In addition, if the charterer does not exercise its unilateral option to extend the term, the charterer is required to make a one-time payment at the earliest redelivery of approximately $6.9 million.

(14)

This charter rate changes on January 1, 2012 to $18,150 per day, on May 8, 2012 to $18,274 per day and on January 1, 2013 to $22,150 per day until the earliest redelivery date. In addition, the charterer is required to repay the remaining amount accrued during the reduction period, or approximately $5.0 million, no later than July 2016.

(15)

This charter rate changes on January 1, 2012 to $30,500 per day until the earliest redelivery.

(16)

This charter rate changes on November 2, 2011 to $20,000 per day until the earliest redelivery.

(17)

This charter rate changes on December 14, 2011 to $17,250 per day until the earliest redelivery date.

(18)

This charter rate changes on December 19, 2011 to $17,250 per day until the earliest redelivery date.

(19)

This charter rate changes on December 29, 2011 to $17,250 per day until the earliest redelivery date.

(20)

This charter rate changes on September 30, 2011 to $12,500 per day until the earliest redelivery date.

(21)

This charter rate changes on July 27, 2011 to $12,000 per day until the earliest redelivery date.

(22)

This charter rate changes on December 17, 2011 to $11,500 per day until the earliest redelivery date.

(23)

This charter rate changes on December 20, 2011 to $11,250 per day until the earliest redelivery date.

(i)

Charterers have unilateral options to extend the charters of the vessels for two periods of 30 months +/-90 days at a rate of $41,700 per day.

(ii)

The vessel (ex. MSC Linzie) is expected to be delivered between August 15, 2011 and September 30, 2011.

(iii)

Charterers have a unilateral option to extend the charter of the vessel for a period of 12 months +/-60 days at a rate of $27,500 per day.

(iv)

Charterers have unilateral options to extend the charters of the vessels for periods until 2014, at a rate of $14,000 per day.

(v)

Charterers have a unilateral option to extend the charter of the vessel for a period of one year +/-30 days at a rate of $14,000 per day.

 COSTAMARE INC.

Consolidated Statements of Income

	Six-months ended June 30,		Three-months ended June 30,
(Expressed in thousands of U.S. dollars, except share and per share amounts)	2010	2011	2010	2011
	(Unaudited)

REVENUES:
Voyage revenue	$178,824	$180,279	$89,800	$94,318

EXPENSES:
Voyage expenses	(1,023)	(2,521)	(633)	(1,423)
Voyage expenses – related parties	-	(1,357)	-	(711)
Vessels' operating expenses	(51,751)	(55,733)	(25,962)	(28,230)
General and administrative expenses	(665)	(2,465)	(64)	(1,284)
Management fees - related parties	(5,479)	(7,483)	(2,747)	(4,000)
Amortization of dry-docking and special survey costs	(4,079)	(4,043)	(2,087)	(2,132)
Depreciation	(34,447)	(38,013)	(17,588)	(19,568)
Gain on sale of vessels	7,853	10,771	5,558	10,771
Foreign exchange gains (losses)	(147)	73	(54)	(17)
Operating income	$89,086	$79,508	$46,223	$47,724

OTHER INCOME (EXPENSES):
Interest income	$636	$309	$226	$118
Interest and finance costs	(34,184)	(36,106)	(16,513)	(17,362)
Other	280	477	201	491
Gain (loss) on derivative instruments	(10,182)	(69)	(9,184)	(4,800)
Total other income (expenses)	$(43,450)	$(35,389)	$(25,270)	$(21,553)
Net Income	$45,636	$44,119	$20,953	$26,171

Earnings per common share, basic and diluted	$0.97	$0.73	$0.45	$0.43
Weighted average number of shares, basic and diluted	47,000,000	60,300,000	47,000,000	60,300,000

COSTAMARE INC.

Consolidated Balance Sheets

	As of December 31,	As of June 30,
(Expressed in thousands of U.S. dollars)	2010	2011
	(Audited)	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$159,774	$69,628
Restricted cash	5,121	7,074
Receivables	3,360	3,529
Inventories	9,534	12,915
Due from related parties	1,297	2,028
Fair value of derivatives	458	2,097
Insurance claims receivable	747	2,434
Accrued charter revenue	22,413	12,194
Prepayments and other	2,428	3,070
Investments	6,080	-
Total current assets	$211,212	$114,969
FIXED ASSETS, NET:
Advances for vessels acquisitions	$3,830	$145,780
Vessels, net	1,531,610	1,566,013
Total fixed assets, net	$1,535,440	$1,711,793
NON-CURRENT ASSETS:
Deferred charges, net	$30,867	$32,578
Restricted cash	36,814	37,716
Accrued charter revenue	14,449	9,226
Total assets	$1,828,782	$1,906,282
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$114,597	$142,813
Accounts payable	4,128	6,390
Due to related parties	-	338
Accrued liabilities	7,761	9,065
Unearned revenue	2,580	3,052
Fair value of derivatives	53,880	60,632
Other current liabilities	1,842	2,273
Total current liabilities	$184,788	$224,563
NON-CURRENT LIABILITIES
Long-term debt, net of current portion	$1,227,140	$1,257,196
Fair value of derivatives, net of current portion	54,062	55,254
Unearned revenue, net of current portion	650	248
Total non-current liabilities	$1,281,852	$1,312,698
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
Common stock	$6	$6
Additional paid-in capital	519,971	519,971
Other comprehensive loss	(82,895)	(89,985)
Accumulated deficit	(74,940)	(60,971)
Total stockholders' equity	$362,142	$369,021
Total liabilities and stockholders' equity	$1,828,782	$1,906,282

COSTAMARE INC.

Statements of Cash Flows

	Six-months ended June 30,		Three-month ended June 30,
(Expressed in thousands of U.S. dollars)	2010	2011	2010	2011
	(Unaudited)

Cash Flows from Operating Activities:
Net income:	$45,636	$44,119	$20,953	$26,171
Adjustments to reconcile net income to net
cash provided by operating activities:
Depreciation	34,447	38,013	17,588	19,568
Amortization of financing costs	451	1,335	247	672
Amortization of deferred dry-docking and special surveys	4,079	4,043	2,087	2,132
Amortization of unearned revenue	(322)	(322)	(162)	(161)
(Gain) Loss on sale of vessels	(7,853)	(10,771)	(5,558)	(10,771)
(Gain) Loss on sale of investments	-	7	-	-
Net settlements on interest rate swaps qualifying for cash flow hedge	-	(861)	-	(861)
Loss (gain) on derivative instruments	10,182	69	9,184	4,800
Changes in operating assets and liabilities:
Receivables	$(203)	$(169)	$(499)	$(1,410)
Due from related parties	(389)	(731)	(563)	90
Inventories	1,585	(3,381)	(132)	2,231
Claims receivable	(68)	(1,687)	(354)	(410)
Prepayments and other	(1,070)	(642)	1,067	710
Accounts payable	(4,355)	2,262	(2,327)	(980)
Due to related parties	(675)	338	(935)	(1,533)
Accrued liabilities	2,070	1,305	2,142	(2,486)
Unearned revenue	580	393	17	(35)
Other liabilities	(864)	431	197	506
Dry-dockings	(8,770)	(6,122)	(6,347)	(2,032)
Accrued charter revenue	(18,412)	15,442	(9,295)	7,454
Net Cash from Operating Activities	$56,049	$83,071	$27,310	$43,655

Cash Flows from Investing Activities:
Advances for vessels acquisitions	$-	$(145,780)	$-	$(49,348)
Vessel acquisitions/Addition to vessel cost	(28,281)	(74,843)	(26,559)	-
Proceeds from sale of available for sale securities	-	6,082	-	-
Proceeds from the sale of vessels	19,067	19,005	12,296	12,728
Net Cash used in Investing Activities	$(9,214)	$(195,536)	$(14,263)	$(36,620)

Cash Flows from Financing Activities:
Proceeds from long-term debt	$-	$107,593	$-	$107,593
Repayment of long-term debt	(44,060)	(49,321)	(24,660)	(29,921)
Payments for financing costs	(2,956)	(2,948)	(2,956)	(1,122)
Initial public offering related costs	(778)	-	(778)	-
Dividends paid	(10,000)	(30,150)	-	(15,075)
(Increase) decrease in restricted cash	1,131	(2,855)	(289)	(4,423)
Net Cash provided by (used in) Financing Activities	$(56,663)	$22,319	$(28,683)	$57,052

Net increase in cash and cash equivalents	$(9,828)	$(90,146)	$(15,636)	$64,087
Cash and cash equivalents at beginning of period	12,282	159,774	18,090	5,541
Cash and cash equivalents at end of period	2,454	69,628	2,454	69,628